June 1, 2015

VIA E-MAIL AND EDGAR

Ms. Melissa Raminpour, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 10, 2014
File No. 000-10235

Dear Ms. Raminpour:

Gentex Corporation, a Michigan corporation (the "Company"), hereby acknowledges receipt of a May 18, 2015 letter from the staff of the Securities and Exchange Commission (the "Comment Letter"). The Comment Letter requests a response within ten business days from the date thereof, or that the Company advise the Staff when it will provide the requested response.

As discussed in our conference call today, the Company respectfully requests an extension until June 16, 2015, to respond to the Comment Letter.

We thank you in advance for your courtesy and consideration in this regard. Please contact me by telephone at 616-772-1590 x4341, by fax at 616-772-7348, or by e-mail at steve.downing@gentex.com with any questions or comments you may have.

Sincerely,

/s/ Steven R. Downing

Steven R. Downing
Vice President-Finance and Treasurer

c:    Mr. Fred Bauer, Chairman and Chief Executive Officer
Mr. Kevin Nash, Vice President Accounting and Chief Accounting Officer